May 23, 2017

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Imaging3, Inc.
Application for Withdrawal
Post-Effective Amendment Number One to the Registration Statement on Form S-8
Filed April 19, 2017
File No. 333-217336

Dear Mr. Schiffman:

Imaging3, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-217336) initially filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2017 (the “Form S-8”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has been informed by your office that the original filing was improperly labelled by our Edgar service. We plan to refile the Form S-8 immediately upon the effectiveness of the withdrawal, with the proper label.

Please feel free to contact Dane Medley at (818) 260-0930 ext. 113 or Mark Richardson, Esq. at (310) 393-9992 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Dane Medley
Dane Medley
Chief Executive Officer